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New Continental study:

Climate Discussion Sparks Considerable Interest in Buying Hybrid Vehicle

International automotive supplier Continental presents findings of the second wave of a representative opinion survey - 30.7% of all German motorists are now steering towards hybrids compared with 24.7% in the fall of 2006

Hanover, May 7, 2007. In Germany, the discussion about the consequences of CO_2 emissions for the global climate has increased the interest in cars with hybrid drives considerably. This spring, 30.7% of the motorists said that their next car would "certainly" or "most likely" be a hybrid vehicle. Before the climate debate started in the fall of 2006, it was just 24.7%. While six months ago a key motivational factor was clearly economic in nature, environmental aspects are now equally as important. Tax incentives would continue to greatly simplify the purchase decision. These are the most significant results of the second wave of a representative opinion survey among German motorists commissioned by Continental AG, which the international automotive supplier is now presenting.

"The study shows a clear trend that confirms what we thought: The market is there, and we as Continental can offer our customers in the automotive industry the right products at the right point in time," said Dr. Karl-Thomas Neumann, chairman of the management board of Continental's Automotive Systems division and member of the Executive Board of Continental AG. "In Germany last year, private car buyers bought some 1.7 million of the 3.47 million cars purchased in total. If a good 30% would indeed buy a hybrid, that would represent a market of 510,000 vehicles, which is of course not very realistic. But just the 4.1% of motorists who would definitely buy a hybrid vehicle according to the survey would mean 70,000 vehicles a year, which is a good start. This does not, however, include any of the 1.7 million new fleet vehicles in the leasing business each year, for instance.

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At the end of last year – and thus before the current discussion about CO_2 pollution got under way – the opinion research institute TNS/Infratest, at Continental AG's request, surveyed 1,000 German motorists on the topic of hybrid drive technology for the first time. A second wave followed about four months later, so after the first two parts of the United Nation's climate report was released this spring. According to the findings of the two surveys, more than three-fourths of those interviewed had already heard about hybrid technology, although only a third was capable of coming anywhere near describing it. Everyone agreed that a governmental incentive would have a significant impact: Two thirds of otherwise hesitant motorists would buy a hybrid vehicle if they were granted tax breaks. Under these conditions, a total of nearly 70% of motorists would be interested in buying a hybrid car.

Dr. Neumann pointed out that Continental can offer complete solutions up to and including electric brakes and related software integration from just one source, together with its cooperation partner ZF Friedrichshafen AG. "A modular system creates synergies for the power electronics between hybrid drive systems of different performance classes. The special component system enables our customers in the auto industry to market hybrids of varying sizes and performance levels with no loss of time and at attractive prices," stressed Dr. Neumann.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR14.9 billion. At present it has a worldwide workforce of around 87,000.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Ph: +49 511 938-1278
Fax +49 511 938-1055
E-mail: prkonzern@conti.de

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